Freedom Internet Group Inc.

151 Calle San Francisco, Suite 200
San Juan, Puerto Rico 00901

March 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Filing Desk

Re:	Freedom Internet Group Inc. Withdrawal of Amendment to Registration Statement on Form S-1A File No. 333-253913

VIA EDGAR

Ladies and Gentlemen:

On March 2, 2022, Freedom Internet Group Inc., a Puerto Rico  corporation (the “Company”), filed an amendment to Registration Statement No. 333-253913 on Form S-1A (the “March 2022 Amendment”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the March 2022 Amendment effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting withdrawal of the March 2022 Amendment because of a filing error relating to the EDGAR coding. The March 2022 Amendment was incorrectly coded and filed as a “Form S-1A” whereas the Company intended the March 2022 Amendment to be filed with the Commission as a Post-Effective Amendment with the code “Form POS AM.” No securities were sold pursuant to the March 2022 Amendment. The Company intends to refile the March 2022 Amendment as a Post-Effective Amendment with the code “Form POS AM” immediately following the filing of this withdrawal request.

If you have any questions regarding this withdrawal request, please contact the Company’s legal counsel, David M. Bovi, Esq., at (561) 655-0665.

Very truly yours,

Freedom Internet Group Inc.

By:/s/Alton “Ace” Chapman, Jr.

Alton “Ace” Chapman, Jr.,

Chief Executive Officer

cc:David M. Bovi, Esq.